SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)1

THE GILLETTE COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

375766102

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 2 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 98,980,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 98,980,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,980,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99685% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 3 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 98,980,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 98,980,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,980,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99685% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 4 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 62,980,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 62,980,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,980,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.36090% (see Item 5)
14	TYPE OF REPORTING PERSON* IC

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 5 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GEICO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,980,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,980,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,980,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30098% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 6 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Government Employees Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,980,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,980,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,980,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30098% (see Item 5)
14	TYPE OF REPORTING PERSON* IC

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 7 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Fire and Marine Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,400,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,400,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64639% (see Item 5)
14	TYPE OF REPORTING PERSON* IC

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 8 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Columbia Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 20,800,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 20,800,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10077% (see Item 5)
14	TYPE OF REPORTING PERSON* IC

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 9 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BH Columbia Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 20,800,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 20,800,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10077% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 10 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Liability & Fire Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 800,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 800,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .08080% (see Item 5)
14	TYPE OF REPORTING PERSON* IC

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 11 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cypress Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,600,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,600,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16160% (see Item 5)
14	TYPE OF REPORTING PERSON* IC

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 12 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wesco Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,400,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,400,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64639% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 13 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wesco Holdings Midwest, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,400,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,400,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64639% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 14 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Blue Chip Stamps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,400,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,400,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64639% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 15 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wesco-Financial Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,400,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,400,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64639% (see Item 5)
14	TYPE OF REPORTING PERSON* IC

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 16 OF 20 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5) 8 SHARED VOTING POWER 98,980,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 (see Item 5) 10 SHARED DISPOSITIVE POWER 98,980,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,980,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99685% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See instructions before filling out!

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 17 OF 20 PAGES

This Amendment No. 7 is filed with respect to the Common Stock of The Gillette Company (“Gillette”).

Item 2 of this Schedule 13D is amended to add the following:

This Schedule 13D is filed by the following additional entities:

GEICO Corporation, a Delaware corporation, which is a holding company engaged through its subsidiaries in the private passenger automobile insurance business.

Government Employees Insurance Company, a Maryland corporation, the principal business of which is private passenger automobile insurance.

The business address of GEICO Corporation and Government Employees Insurance Company is One GEICO Plaza, Washington D.C. 20006.

Item 3 of this Schedule 13D is amended to add the following:

The Berkshire Entities used internally generated funds to fund all purchases of Gillette Common Stock reported in Amendment No. 7 to this Schedule 13D.

Item 4 of this Schedule 13D is amended to add the following:

In connection with the announcement on January 28, 2005 of the proposed merger (the “Merger”) of Gillette with a subsidiary of The Proctor & Gamble Company (“Proctor & Gamble”), Berkshire Hathaway announced its intention to acquire enough shares of Gillette and/or Proctor & Gamble so that by the time the Merger is closed, the Berkshire Entities will own 100 million shares of Proctor & Gamble Common Stock. Based on the exchange ratio in the Merger, the shares of Gillette Common Stock owned by the Berkshire Entities at the time of such announcement, together with shares of Gillette Common Stock acquired by the Berkshire Entities on January 28, 2005, represent the equivalent of 96,505,500 shares of Proctor & Gamble Common Stock.

In connection with the Merger, Gillette and Berkshire Hathaway also executed a letter agreement, dated January 27, 2005, pursuant to which the Purchase Agreement, as amended by the Amendment Letter, and all rights and obligations of the parties thereunder, shall terminate as of the consummation of the Merger. A copy of this letter agreement is attached hereto as Exhibit G and incorporated by reference herein.

Item 5 of this Schedule 13D is amended to replace sections (a)-(b), and (c) with the following:

(a)-(b) The following table sets forth the aggregate number of shares of Common Stock held of record by each Reporting Person and the approximate percentage of the outstanding Common Stock such shares represent:

Reporting Person	Shares	Approximate Percentage[2]
NICO	60,000,000	6.05992%
NFMIC	6,400,000	0.64639%
Columbia	20,800,000	2.10077%
NLFIC	800,000	0.08080%
Cypress	1,600,000	0.16160%
WFIC	6,400,000	0.64639%
Government Employees Insurance Company	2,980,000	0.30098%

Total	98,980,000	9.99685%

Reporting Persons not listed in the table above do not hold any Common Stock of record. However, such Reporting Persons may be deemed to beneficially own some or all of the Common Stock listed in the table above by virtue of their ownership or control of the Reporting Persons which hold Common Stock of

[2]	Calculation of percentage ownership herein is based on 990,111,879 shares of Common Stock outstanding as of January 25, 2005, as reported to Berkshire Hathaway by Gillette.

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 18 OF 20 PAGES

record and National Indemnity Company may be deemed to beneficially own the Common Stock owned of record by Government Employees Insurance Company.3 In particular, each Reporting Person listed in the table above may be deemed to share voting and dispositive power over the shares of Common Stock held of record by such Reporting Person with each other Reporting Person that is within the same chain of ownership or control of such Reporting Person.

Berkshire, as the ultimate parent of the Berkshire Entities, thus may be deemed to beneficially own, and may be deemed to share voting and dispositive power over, in the aggregate, 98,980,000 shares of Common Stock, or approximately 9.99685% of the outstanding Common Stock.

Because Mr. Buffett may be deemed to control Berkshire, he may be deemed to beneficially own, and may be deemed to share voting and dispositive power over, the 98,980,000 shares of Common Stock that may be deemed to be beneficially owned by Berkshire. Accordingly, Mr. Buffett may be deemed to beneficially own, in the aggregate, 98,980,000 shares of Common Stock, or approximately 9.99685% of the outstanding Common Stock.

Other than as set forth above, none of the Reporting Persons beneficially own any Common Stock.

Berkshire is requesting current Gillette Common Stock ownership and transaction information from the executive officers and directors of the Reporting Persons and expects to file an amendment to this Schedule 13D to reflect the information it obtains.

(c) Government Employees Insurance Company acquired 2,980,000 shares of Gillette Common Stock on January 28, 2005 through open-market purchases. The prices at which those shares were purchased are as follows:

SHARES	PRICE

54,000	50.20

7,500	50.25

501,100	50.40

80,000	50.90

20,000	50.95

200,000	51.00

20,000	51.01

75,000	51.05

25,000	51.07

50,000	51.08

252,000	51.10

90,000	51.12

55,000	51.15

139,300	51.20

165,000	51.25

125,000	51.30

106,000	51.35

43,700	51.37

185,000	51.40

65,000	51.41

375,000	51.45

96,300	51.50

100,000	51.60

150,100	51.75

No other Reporting Person acquired any shares of Gillette Common Stock during the past 60 days.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit
G	Letter Agreement, dated January 27, 2005, between Gillette and Berkshire Hathaway, providing for the termination of the Purchase Agreement and the Amendment Letter.

[3]	As mentioned previously in Item 1 hereof, (i) WFIC is wholly owned subsidiary of Wesco Holdings; (ii) Wesco Holdings is a wholly owned subsidiary of Wesco; (iii) Wesco is an 80.1%-owned subsidiary of Blue Chip; (iv) Columbia is a wholly owned subsidiary of BH Columbia; (v) each of Blue Chip, BH Columbia, NICO, NFMIC, NLFIC and Cypress is a wholly owned subsidiary of OBH; (vi) OBH is a wholly owned subsidiary of Berkshire; (vii) Government Employees Insurance Company is a majority owned subsidiary of National Indemnity Company and (v) Mr. Buffett may be deemed to control Berkshire.

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 19 OF 20 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 28, 2005

BERKSHIRE HATHAWAY INC.		OBH, INC.

By:	/S/ MARC D. HAMBURG	By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg	Name:	Marc D. Hamburg
Title:	Vice President	Title:	Vice President

NATIONAL INDEMNITY COMPANY		NATIONAL FIRE AND MARINE INSURANCE COMPANY

By:	/S/ MARK MILLARD	By:	/S/ MARK MILLARD
Name:	Mark Millard	Name:	Mark Millard
Title:	Assistant Secretary	Title:	Assistant Secretary

CYPRESS INSURANCE COMPANY		COLUMBIA INSURANCE COMPANY

By:	/S/ RODNEY ELDRED	By:	/S/ MARK MILLARD
Name:	Rodney Eldred	Name:	Mark Millard
Title:	Vice President	Title:	Assistant Secretary

BH COLUMBIA INC.		NATIONAL LIABILITY & FIRE INSURANCE COMPANY

By:	/S/ MARC D. HAMBURG	By:	/S/ MARK MILLARD
Name:	Marc D. Hamburg	Name:	Mark Millard
Title:	President	Title:	Assistant Secretary

BLUE CHIP STAMPS		WESCO FINANCIAL CORPORATION

By:	/S/ JEFFREY L. JACOBSON	By:	/S/ JEFFREY L. JACOBSON
Name:	Jeffrey L. Jacobson	Name:	Jeffrey L. Jacobson
Title:	Vice President	Title:	Vice President

WESCO HOLDINGS MIDWEST, INC.		WESCO-FINANCIAL INSURANCE COMPANY

By:	/S/ MARK MILLARD	By:	/S/ MARK MILLARD
Name:	Mark Millard	Name:	Mark Millard
Title:	Assistant Secretary	Title:	Assistant Secretary

WARREN E. BUFFETT		GOVERNMENT EMPLOYEES INSURANCE COMPANY

	/S/ WARREN E. BUFFETT	By:	/S/ CHARLES R. DAVIES
GEICO CORPORATION		Name: Title:	Charles R. Davies Senior Vice President

By:	/S/ CHARLES R. DAVIES
Name:	Charles R. Davies
Title:	Senior Vice President

CUSIP NO. 375766102	SCHEDULE 13D/A	PAGE 20 OF 20 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
G	Letter Agreement, dated January 27, 2005, between Gillette and Berkshire, providing for the termination of the Purchase Agreement and the Amendment Letter.